Exhibit 99.15

PRESS RELEASE - FOR IMMEDIATE RELEASE

Gold Fields Disposes of Shares and Warrants of Maverix Metals Inc.

Vancouver, B.C. - May 10, 2019 - Gold Fields Netherlands Services B.V. (“GF Netherlands”), a wholly-owned indirect subsidiary of Gold Fields Limited, announces that it has sold an aggregate of 7,000,000 common shares (“Common Shares”) of Maverix Metals Inc. (“Maverix”) and 1,750,000 warrants to purchase Common Shares (“Warrants”), representing approximately 3.25% of the issued and outstanding Common Shares on a non-diluted basis, and 3.88% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the Warrants originally held by GF Netherlands). The sales were made on May 9, 2019 to certain purchasers in the form of units (“Units”), each Unit consisting of one Common Share and one quarter Warrant, in private transactions at a price of C$2.30 per Unit, for total cash consideration of C$16,100,000.

Prior to the sale by GF Netherlands of the Units, GF Netherlands had ownership and control over 42,850,000 Common Shares and 10,000,000 Warrants, representing approximately 19.87% of the issued and outstanding Common Shares on a non-diluted basis, and 23.42% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the Warrants originally held by GF Netherlands). Following the sale of the Units, GF Netherlands has ownership and control over 35,850,000 Common Shares and 8,250,000 Warrants, representing approximately 16.62% of the issued and outstanding Common Shares on a non-diluted basis, and 19.69% of the outstanding Common Shares on a partially-diluted basis (accounting for the exercise of all the remaining Warrants held by GF Netherlands). The ownership percentages expressed above are based upon Maverix having 215,681,258 issued and outstanding Common Shares as of April 4, 2019, as publicly disclosed by Maverix in its management information circular dated as of such date.

GF Netherlands sold the Units pursuant to its ongoing portfolio management strategies. GF Netherlands expects to continue to hold its remaining Common Shares and Warrants of Maverix for investment purposes. GF Netherlands will continue to monitor the business, prospects, financial condition and potential capital requirements of Maverix. Depending on its evaluation of these and other factors, and subject to certain restrictions pursuant to the shareholder agreement dated as of December 23, 2016 between GF Netherlands and Maverix and other restrictions agreed to in the context of the sale of the Units, GF Netherlands may from time to time in the future increase or decrease its direct or indirect ownership, control or direction over the Common Shares or other securities of Maverix through market transactions, private agreements, subscriptions from treasury, dilution through third party subscriptions from treasury, or otherwise.

For further information, including a copy of the corresponding report filed with Canadian securities regulators, please visit www.sedar.com or contact:

Email: media@goldfields.com

Sven Lunsche

Telephone: +27 11 562 9763

Mobile: +27 83 260 9279

Avishkar Nagaser

Telephone: +27 11 562 9775

Mobile: +27 82 312 8692

Thomas Mengel

Telephone: +27 11 562 9849

Mobile: +27 72 493 5170